SO 3/11/04

04004810

SECURITI[...] [...]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44815

RECEIVED FEB 27 2004 WASH. D.C. SECTION PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNK Advisory Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 Valley Center Parkway, Suite 140
(No. and Street)

Bethlehem PA 18017-2267
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin R. Koontz 610-332-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, A.C.
(Name – *if individual, state last, first, middle name*)

1000 Stonewood Drive, Suite 200 Wexford PA 15090
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin R. Koontz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNK Advisory Group, Inc., as of 12/31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin R. Koontz

Signature

Pres / CCO

Title

Betty Jane Remaley

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Betty Jane Remaley, Notary Public
Hanover Twp., Northampton County
My Commission Expires July 7, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNK ADVISORY GROUP, INC.

BETHLEHEM, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2003

BNK ADVISORY GROUP, INC.
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2003

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors
BNK Advisory Group, Inc.

We have audited the accompanying statement of financial condition of BNK Advisory Group, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BNK Advisory Group, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S.R. Snodgrass, A.C.

Wexford, PA
January 16, 2004

S.R. Snodgrass, A.C. • 1000 Stonewood Drive, Suite 200 • Wexford, Pennsylvania 15090-8399 • Phone:(724) 934-0344 • Facsimile: (724) 934-0345

BNK ADVISORY GROUP, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2003	December 31, 2002
ASSETS		
Cash and cash equivalents	$ 738,123	$ 369,293
Deposit with clearing organization	36,850	36,748
Commissions receivable - clearing organization	501,927	646,356
Furniture, fixtures, and equipment, at cost less accumulated depreciation of $77,191 and $91,116	281,321	100,092
Other assets	110,634	22,235
Total assets	$ 1,668,855	$ 1,174,724
LIABILITIES		
Accrued salaries and commissions	$ 526,072	$ 664,317
Accrued employee benefits	201,546	147,095
Other liabilities	98,724	75,840
Total liabilities	826,342	887,252
COMMITMENTS AND CONTINGENT LIABILITIES		
Subordinated borrowings	500,000	-
STOCKHOLDERS' EQUITY		
Common stock, no par; 2,000,000 shares authorized, 1,000,000 shares issued and outstanding	140,000	140,000
Retained earnings	202,513	147,472
Total stockholders' equity	342,513	287,472
Total liabilities and stockholders' equity	$ 1,668,855	$ 1,174,724

The accompanying notes are an integral part of these financial statements.

BNK ADVISORY GROUP, INC.
STATEMENT OF INCOME

		Year Ended December 31,		
		2003		2002
REVENUES				
Commissions	$	7,413,575	$	5,580,213
Consulting income		180,795		-
Other income		126,736		96,137
Total revenues		7,721,106		5,676,350
EXPENSE				
Compensation and benefits		5,625,273		4,333,397
Occupancy and equipment expense		300,298		219,500
Clearing charges		121,155		113,873
Professional services		361,175		399,330
Marketing and publications		392,316		142,798
Other operating expenses		842,254		390,688
Total expenses		7,642,471		5,599,586
Income before income taxes		78,635		76,764
Income tax expense		23,594		20,385
NET INCOME	$	55,041	$	56,379
EARNINGS PER SHARE	$	0.06	$	0.06
AVERAGE SHARES OUTSTANDING		1,000,000		1,000,000

The accompanying notes are an integral part of these financial statements.

BNK ADVISORY GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, December 31, 2001	$ 140,000	$ 91,093	$ 231,093
Net income		56,379	56,379
Balance, December 31, 2002	140,000	147,472	287,472
Net income	-	55,041	55,041
Balance, December 31, 2003	$ 140,000	$ 202,513	$ 342,513

The accompanying notes are an integral part of these financial statements.

BNK ADVISORY GROUP, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

Subordinated borrowings at December 31, 2002	$	-
Increases:		
Issuance of subordinated notes		500,000
Subordinated borrowings at December 31, 2003	$	500,000

The accompanying notes are an integral part of these financial statements.

BNK ADVISORY GROUP, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2003	2002
OPERATING ACTIVITIES		
Net income	$ 55,041	$ 56,379
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	74,550	18,387
Changes in operating assets and liabilities:		
Decrease (increase) in commissions receivable	144,429	(410,585)
Increase (decrease) in accrued salaries and commissions	(138,245)	561,316
Other, net	(11,166)	69,629
Net cash provided by operating activities	124,609	295,126
INVESTING ACTIVITIES		
Purchase of furniture, fixtures, and equipment	(255,779)	(65,744)
FINANCING ACTIVITIES		
Proceeds from subordinated borrowings	500,000	-
Increase in cash and cash equivalents	368,830	229,382
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	369,293	139,911
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 738,123	$ 369,293

The accompanying notes are an integral part of these financial statements.

BNK ADVISORY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

BNK Advisory Group, Inc. (the "Company") is a Pennsylvania corporation that derives substantially all of its income by rendering comprehensive investment and consulting services to financial institutions in Pennsylvania, Ohio, Delaware, Indiana, Connecticut, Illinois, Michigan, West Virginia, Massachusetts, Maryland, Nevada, New York, and New Jersey. The Company executes investment transactions at the direction and on behalf of these customers. The securities are cleared and commissions earned through a third-party agent and remitted to the Company. All securities are delivered versus payment to the client's safekeeping agent. The Company is subject to examination and supervision by the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Commissions

Commission income is recognized on an accrual basis using the transaction settlement date.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to five years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Stock Options

The Company adopted a stock option plan for directors, officers, and employees in 2003. The Company accounts for its stock option plan under provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Under this opinion, no compensation expense will be recognized with respect to the plan because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date. There were no stock options vested as of December 31, 2003.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Income Taxes

The income tax provisions for federal and state are calculated using the current prevailing corporate income tax rates and taxable earnings generated for each period presented.

Deferred tax liabilities, which comprise a temporary difference due to depreciation expense, are reflected at currently enacted income tax rates applicable to the period in which this tax liability is expected to be realized or settled. As changes in tax laws or rates are enacted, the deferred tax liabilities would be adjusted through the provision for income taxes. Deferred income tax expenses or benefits are based on the changes in the deferred tax liability from period to period.

Earnings Per Share

There were no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Statement of Income will be used as the numerator. The stock options granted in 2003 did not have a dilutive effect. As such, earnings per share are calculated using the weighted-average number of shares of common stock outstanding for the periods.

Cash Flow Statement

The Company has defined cash equivalents as cash and both interest and noninterest-bearing bank deposits. The Company paid no interest expense in 2003 and 2002. Income taxes paid during 2003 and 2002 totaled $25,521 and $28,168, respectively.

2. **DEPOSIT WITH CLEARING ORGANIZATION**

A minimum of $25,000 in cash is required to be deposited with the third-party clearing firm as part of the operating agreement.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $470,751 that was $415,717 in excess of its required net capital of $55,034. The Company's net capital ratio was 1.76 to 1.

4. **EMPLOYEE BENEFITS**

Profit Sharing Plan

The Company makes discretionary payments to a trusteed, defined contribution profit sharing plan covering substantially all employees. Contributions under the plan are determined annually by the Board of Directors. The annual contribution amounted to $201,546 and $147,095 for the years 2003 and 2002, respectively.

The profit sharing plan also includes an integrated 401(k) savings plan, which permits employees to make pre-tax contributions. The Company may also make discretionary matching contributions. The Company's contribution to the plan is based on the matching of voluntary contributions of up to 6 percent of an individual's compensation. Expense resulting from the Company's matching contributions was $64,998 and $44,743 for 2003 and 2002, respectively. Employee contributions are vested at all times, and Company matching and discretionary contributions are fully vested after six years of service.

4. EMPLOYEE BENEFITS (Continued)

Stock Option Plan

The Board of Directors adopted a stock option plan for directors, officers, other key employees, and important consultants to the Company, in which the number of shares with respect to which awards may be made available to the plan may not exceed 100,000 shares. These shares may be issued from authorized, but unissued, common stock or reacquired shares of the Company. The stock options have expiration terms of ten years, subject to certain extensions and terminations. The per share exercise price of a stock option is equal to the fair value of a share of common stock on the date the option is granted. The fair market value of the Company's stock will primarily be determined through independent appraisals. Options are exercisable beginning two years from the date of grant, in annual installments of 12.5 percent, primarily using the award date as the anniversary date.

The following table represents share data related to the outstanding options:

	2003	
	Shares	Weighted-Average Exercise Price
Outstanding, beginning of the year	-	$ -
Granted	75,000	(715.00)
Exercised	-	-
Forfeited	-	-
Outstanding, end of the year	75,000	$ 15.00
Exercisable at year-end	-	$ -

The following table summarizes characteristics of stock options outstanding and exercisable at December 31, 2003:

	Outstanding			Exercisable	
Exercise Price	Shares	Average Life	Average Exercise Price	Shares	Average Exercise Price
15.00	75,000	9.9	15.00	-	-
	75,000			-	

5. INCOME TAXES

The provision for income taxes comprise the following for the year ended December 31:

	2003	2002
Current payable:		
Federal	$ 29,441	$ 21,247
State	11,947	3,448
Deferred portion	(17,794)	(4,310)
Total	$ 23,594	$ 20,385

6. CONCENTRATIONS

The Company maintains cash balances at several banks. The Federal Deposit Insurance Corporation insures accounts up to $100,000 at each institution. Uninsured bank deposits at December 31, 2003, were $615,366 and at December 31, 2002, were $267,832.

The Company's primary business activity is with financial institutions with less than $1 billion in assets located in Pennsylvania, Ohio, Delaware, Indiana, Connecticut, Illinois, Michigan, West Virginia, Massachusetts, Maryland, Nevada, New York, and New Jersey. Accordingly, the revenue stream of the Company is dependent on the economic and financial conditions of the financial institutions industry in these states.

7. COMMITMENTS

The Company entered into a new ten-year lease commencing on January 1, 2002. Lease expense for the years ending December 31, 2003 and 2002, totaled $182,178 and $170,788, respectively.

Future minimum annual lease payments are:

	2004		$ 188,172
	2005		191,880
	2006		195,696
	2007		199,620
	2008		203,664
	2009	and thereafter	636,516
Total			$ 1,615,548

8. SUBORDINATED BORROWINGS

On February 15, 2003, the Company entered into three subordinated borrowings agreements totaling $500,000. The borrowings under these agreements pay interest at 5 percent per annum and mature February 15, 2008. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In accordance with industry practice, the Company records clients' transactions on a settlement date basis which generally can occur up to 30 days subsequent to the trade date. The Company is, therefore, exposed to risk of loss on these transactions in the event of the client's or broker's inability to meet other terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The exposure to loss would be the difference in market prices between the date the financial instrument was traded and the date the financial instrument was ultimately disposed. At December 31, 2003 and 2002, the Company had unsettled transactions of approximately $4,480,000 and $10,610,000, respectively.

10. FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

10. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company. Cash, deposit with clearing organization, commissions receivable, and subordinated borrowings would be considered financial instruments. The fair value for subordinated borrowings is estimated using a discounted cash flow calculation that applies contractual costs currently being offered to current market rates being offered for borrowings of similar remaining maturities. At December 31, 2003 and 2002, the carrying amount of these financial instruments approximates fair value. In addition, the Company is obligated for the delivery of financial instruments that are not included on the accompanying Statement of Financial Condition. The fair value of these financial instruments approximates the commitment amount, as disclosed in Note 7, to deliver these financial instruments.

11. COMMON STOCK SPLIT

On November 20, 2003, the Board of Directors approved a 10,000 for 1 stock split, payable out of its authorized but unissued common stock. In addition, the Board of Directors authorized the issuance of up to 2,000,000 shares of stock (no par value). All references to the number of common shares and per share amounts for 2003 and 2002 have been restated to reflect the stock split.

12. SUBSEQUENT EVENTS

On February 12, 2004, the Company entered into a Letter of Intent (the "Letter") for the acquisition of all of the issued and outstanding capital stock of Asset Management Partners, Inc.

SCHEDULE I

BNK ADVISORY GROUP, INC.
COMPUTATION OF NET CAPITAL
COMPUTATION OF TOTAL AGGREGATE INDEBTEDNESS
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

NET CAPITAL				
Total stockholders' equity			$	342,513
Add:				
Subordinated borrowings allowable in computation of net capital				500,000
Total capital and allowable subordinated borrowings				842,513
Deductions for nonallowable assets:				
Furniture, fixtures, and equipment	$	281,321		
Other assets		83,812		365,133
Net capital before haircuts				477,380
Less haircuts on securities				6,629
Net capital after haircuts			$	470,751
TOTAL AGGREGATE INDEBTEDNESS				
Accrued expenses			$	826,342
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum net capital required			$	55,034
Excess net capital at 1500%			$	415,717
Excess net capital at 1000%			$	388,117
Ratio: Aggregate indebtedness to net capital				1.76
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2003)				
Net capital, as reported in Company's Part II (Unaudited) FOCUS report			$	440,531
Net audit adjustments				30,220
Net capital after haircuts			$	470,751